EXHIBIT 12
M.D.C. HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Three Months Ended
	September 30,		September 30,		Year Ended December 31,
(dollars in thousands)	2006	2005	2006	2005	2005	2004	2003	2002	2001

Earnings	$403,833	$526,731	$94,307	$204,386	$858,443	$675,748	$389,940	$301,072	$286,228

Fixed Charges	$60,843	$47,157	$19,462	$18,645	$67,459	$43,011	$43,977	$27,453	$28,782

Earnings to Fixed Charges	6.64	11.17	4.85	10.96	12.73	15.71	8.87	10.97	9.94

Earnings:

Pretax Earnings from Continuing Operations	351,136	493,232	76,421	193,326	808,763	636,914	348,223	274,044	255,387

Add Fixed Charges	60,843	47,157	19,462	18,645	67,459	43,011	43,977	27,453	28,782
Less capitalized interest	(43,993)	(36,540)	(14,150)	(14,615)	(51,872)	(32,879)	(26,779)	(21,116)	(22,498)
Add amortization of previously capitalized interest	35,847	22,882	12,574	7,030	34,093	28,702	24,519	20,691	24,557

Total Earnings	403,833	526,731	94,307	204,386	858,443	675,748	389,940	301,072	286,228

Fixed Charges:

Homebuilding and corporate interest expense	0	0	0	0	0	0	0	0	0
Mortgage lending interest expense	6,572	2,152	2,291	1,014	3,850	1,946	1,967	1,822	2,666
Interest component of rent expense	7,148	5,175	2,304	1,824	7,369	5,462	3,897	2,812	2,253
Amortization and expensing of debt expenses (1)	3,130	3,290	717	1,192	4,368	2,724	11,334	1,703	1,365
Capitalized interest	43,993	36,540	14,150	14,615	51,872	32,879	26,779	21,116	22,498

Total Fixed Charges	60,843	47,157	19,462	18,645	67,459	43,011	43,977	27,453	28,782

(1)	2003 includes $9,315 of expenses related to debt redemption.